March 28, 2003

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE



Re: Six Continents PLC ("Six Continents")
Incoming letter dated March 27, 2003

Based on the facts presented, the Division is of the view that the shares of InterContinental Hotels Group PLC ("InterContinental") issued pursuant to the demerger of Mitchells & Butlers PLC ("M & B") and spin-off of InterContinental (together, the "Transaction", as described in your letter), will be deemed registered under Section 12 of the Exchange Act pursuant to Rule 12g-3. We understand that InterContinental will furnish a report on Form 6-K announcing completion of the Transaction and Six Continents will amend its Exchange Act registration statement to reflect InterContinental as its successor as described in your letter. In addition, we note that InterContinental intends to file a Form 8-A under the Exchange Act for the InterContinental Shares, as described in your letter.

We also are of the view that, following completion of the Transaction, InterContinental may include the prior activities and status of Six Continents in determining whether InterContinental meets the eligibility requirements for the use of Form F-3. In arriving at this conclusion, we note that Six Continents has included in its annual reports on Form 20-F for fiscal years 2002, 2001 and 2000:

- descriptive information about the separate business segments comprising InterContinental and M & B;
- segment information in the notes to its financial statements, including analysis of turnover, profit and assets, for the businesses comprising InterContinental and M & B; and
- discussion in Item 5 (Operating and Financial Review and Prospects) of its results concerning turnover, operating profit and cash flow and investments for each of its business segments, including the businesses comprising InterContinental and M & B.

We further note that, as represented in your letter, should InterContinental register its securities on Form F-3 before the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2003, it will include or incorporate by reference pro forma financial information or other additional financial statements that it has prepared showing InterContinental on a stand-alone basis.

You have not requested, and we express no view regarding, whether the distribution of M & B shares is exempt from registration under Section 3(a)(10) of the Securities Act of 1933, and whether the Transaction is not required to be registered under the analysis of Staff Legal

Bulletin No. 4.

These positions are based upon the representations made in your letter to the Division. Any different facts or conditions might require different conclusions.

Sincerely,



Elliot B. Staffin
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, 2003

Richard C. Morrissey, Esq.
Sullivan & Cromwell LLP
One New Fetter Lane
London EC4A 1AN, England

Re: Six Continents PLC

Dear Mr. Morrissey:

In regard to your letter of March 27, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

Rule 12g-3 under the Securities
Exchange Act of 1934

March 27, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Division of Corporation Finance
Office of International Corporation Finance

Re: Six Continents PLC

Ladies and Gentlemen:

We are acting as United States counsel to Six Continents PLC (the "Company"), a company organized under the laws of England and Wales, in connection with a contemplated separation of the Company's hotels and retail businesses (the "Transaction"). Upon completion of the Transaction, a newly formed English company, Mitchells & Butlers PLC ("M and B"), will be the holding company for the portfolio of pubs, bars, restaurants and bowling centers in the United Kingdom and Germany which currently constitute the Company's retail segment. A newly formed holding company, InterContinental Hotels Group PLC ("InterContinental"), will hold the other existing businesses of the Company.

As more fully described later in this letter, the Transaction will be effected by way of a reverse demerger whereby a new holding company, M and B, will be placed above the Company. M and B will then spin off the companies carrying out the existing Company businesses, excluding the retail business, to InterContinental by way of a capital reduction. Please see Section II (the "Transaction") below for a detailed description of the Transaction.

InterContinental's ordinary shares ("InterContinental Shares") will be listed on the Official List of the U.K. Listing Authority (the "UKLA") and traded on the London Stock Exchange. American Depositary Shares ("ADSs") representing InterContinental Shares and evidenced by American Depositary Receipts ("ADRs") will be listed on the New York Stock Exchange Inc. ("NYSE"). InterContinental will continue to comply with the reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act").

In addition, as part of the Transaction, M and B ordinary shares ("M and B Shares") will be listed on the Official List of the UKLA and traded on the London Stock Exchange. M and B will register the M and B Shares under the Exchange Act and ADSs representing M and B Shares, evidenced by ADRs, will be listed on the NYSE.

On behalf of the Company, we respectfully request that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission confirm it will recommend that no enforcement action be taken by the Commission if, for the reasons stated in this letter, following the Transaction, InterContinental, the formally spun-off entity, were to be treated as the successor registrant to the Company, including with respect to continuing eligibility to use Form F-3, with M and B becoming a new registrant by filing a registration statement on Form 20-F.

The Company has provided us with, and has authorized us to make on its behalf, the factual representations and undertakings set forth in this letter. The representations as to English legal matters are based on advice of English counsel to the Company.

I. Background

A. The Current Business:

The business of the Company and its subsidiaries (collectively, the "Six Continents Group") currently consists of hotels, branded drinks and retailing:

- hotels through the ownership, management, leasing and franchising of hotels and resorts;
- branded drinks through the manufacturing, sales, marketing and distribution of soft drinks; and

- retailing through the ownership and management of public houses (or pubs), bars, restaurants, bowling centers and other leisure venues.

Six Continents PLC was formed in 1967; however, its roots in the brewing industry date to the 18th century. Historically a leading U.K. brewer, it was formerly known as Bass PLC. The Company became a U.S. reporting company in 1989 in connection with a transaction through which it acquired, in exchange for ordinary Shares of the Company ("Company Shares"), the Holiday Corporation, a Delaware corporation listed on the NYSE, which held Holiday Inn Hotels, Embassy Suites, Houghton Inn and Homewood Suites. The Company officially changed its name from Bass PLC to Six Continents PLC in July 2001 after it sold its brewing business in August 2000, including the Bass name.

Since its initial U.S. registration, the Company has consistently included in its Form 20-F filings a separate, detailed description of each of its business segments — hotels, retail/pubs, soft drinks, and other (its gaming and brewing segments have been discontinued) and separate segment reporting for each in its financial statements.

The Company's hotel business owns, leases, manages or franchises a number of hotel brands including InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express and Staybridge Suites, consisting at September 30, 2002 of 3,325 hotels in 98 countries and territories. The Company's soft drinks business has a controlling interest in, and manages, Britannia Soft Drinks, the second largest soft drinks manufacturer in the United Kingdom, including the brands Tango, Robinsons and Britvic, and also produces and sells PepsiCo, Inc. products under license.[1] As of September 30, 2002, the Company's retail business owned or leased and managed 2,105 pubs, restaurants and ten-pin bowling centers in the United Kingdom and Germany. The Company's other activities (which are not material) consist of property development which will become part of the M and B businesses following the Transaction.

In the past 14 years, following the acquisition of Holiday Inn, the Company has expanded its hotel business segment through a series of acquisitions and has directed the cash flow generated by its more mature businesses into developing an international hotel business. This activity has included:

- the £1.765 billion acquisition of InterContinental Hotels Corporation in 1998, which included 117 InterContinental hotels, 20 Forum hotels and 50 additional hotels operating under joint marketing agreements,

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[1] For descriptive purposes in this letter only, the soft drinks business has been referred to as "Britvic".

and subsequent acquisitions of InterContinental hotels in London, Texas, Puerto Rico, New York and New Zealand from 1999-2001;

- the Australian $313 million acquisition of the business of Southern Pacific Hotels Corporation (SPHC) in 2000, which operated 59 hotels in the Asia Pacific region under the ParkRoyal and Centra brands;

- the $157 million acquisition in 2000 of the remaining 90.1% of the issued share capital of Bristol Hotels & Resorts Inc. which it did not already own, adding an additional 112 leased or managed hotels;

- the £810 million acquisition in April 2001 of the U.K. Posthouse hotel chain, comprised of 79 midscale hotels, located in the United Kingdom and the Republic of Ireland; and

- the £241 million acquisition in 2001 of the Regent Hotel Hong Kong, now rebranded the InterContinental Hong Kong.

As separate segments of the Company's business, the gaming, brewing and retail businesses have developed on a different path from the hotels. The gaming and brewing segments have been discontinued. The Company sold Bass Brewers to a major Belgian brewer for £2.3 billion in August 2000 and has sold a number of smaller, non-core businesses such as Gala bingo and Coral bookmakers. The Company has also reduced the number of pubs that it owns. It sold 988 smaller, limited growth potential pubs for £625 million in 2001 in order to concentrate on higher potential outlets. However, with over 2,000 outlets at September 30, 2002, the retail business is the largest managed pub operator in the U.K. by sales and number of sites.

Acquisitions and roll-out of new brands include:

- the opening of O'Neills in 1994, now one of the largest Irish bar brands in the U.K.;

- the acquisition of Harvester restaurants in 1995 from Forte plc for £165 million which included 78 properties (and now includes approximately 150);

- the development of All Bar One, starting in 1994, a U.K. cosmopolitan bar brand;

- the acquisition of Browns in 1997, a U.K. restaurant chain; and

- the acquisition of 550 former Allied Domecq PLC managed pubs in 1999 for £179 million and 79 million Company Shares.

The soft drinks business includes the Company's 50% (plus one share) interest in the production and distribution of soft drinks through Britannia Soft Drinks Limited, the holding company for the group which is the second largest soft drinks manufacturer in the U.K. During the 2001 fiscal year, the Company pursued a disposal of its soft drinks business, but has since decided to retain this business.

The following chart specifies the percentage of Company assets, turnover and operating profit attributable to the InterContinental (hotels, soft drinks and other operations) and M and B (pubs, retail and other operations) businesses for the year ended September 30, 2001 and the year ended September 30, 2002. The results below[2] show the disproportionate effects of the events of September 11, 2001 on the Company's hotel business, which have been felt industry-wide.

		InterContinental	**M and B**
Total Assets	September 30, 2001	64.2% (£6.37 billion)	35.8% (£3.55 billion)
	September 30, 2002	62.9% (£6.23 billion)	37.1% (£3.68 billion)
Turnover	September 30, 2001	61.3% (£2,473 million)	38.7% (£1,562 million)
	September 30, 2002	59.0% (£2,134 million)	41.0% (£1481 million)
Operating Profit*	September 30, 2001	61.4% (£486 million)	38.6% (£306 million)
	September 30, 2002	53.2% (£329 million)	46.8% (£289 million)

* pre-exceptional items

The London Stock Exchange is the principal trading market for the Company Shares. During the period from October 1, 2001 to September 30, 2002, the Company estimates that approximately 97% of the average daily trading volume in Company Shares occurred on the London Stock Exchange. American Depositary Shares ("Company ADSs"), each representing one Company Share and evidenced by American Depositary Receipts ("Company ADRs"), are listed on the NYSE.[3] The Company has been primarily covered by hotel industry analysts; however, since the announcement of the Transaction, retail industry analysts have been increasing coverage of the Company.

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[2] This charts excludes the other operations which are not a material part of the Company for either M and B or InterContinental going forward.

[3] Unless the context otherwise requires, references in this letter to Company Shares shall be deemed to include Company ADSs.

On March 10, 2003, the Company had a market capitalization of approximately £5 billion, with approximately 867 million Company Shares, and was included in the list of FTSE 100 companies. As of March 10, 2003, 52.4 million Company ADSs representing 52.4 million Company Shares, approximately 6% of the total number of outstanding shares, were outstanding and held by 3,540 holders. Based on information available to the Company, it is estimated that in recent periods between 15% and 20% of the Company Shares are beneficially owned by U.S. persons, including in the form of Company ADSs.

B. The Business Going Forward:

The proposed structure and market expectations of the Company's businesses going forward are as follows:

- M and B:
  - Immediately following the Transaction, M and B will be the holding company for the Company's retail pubs, restaurants and other retail businesses in the United Kingdom and Germany and the small U.K.-based property development business.
- InterContinental:
  - InterContinental will be the holding company for the corporate entity that is currently the listed company, i.e. Six Continents PLC, and will hold (i) the companies which own and operate the hotel business, (ii) Britvic (holding the soft drinks business, the third major business segment as reported in the Company's Annual Report on Form 20-F) and (iii) all other subsidiaries not part of M and B.
  - InterContinental will retain the existing corporate support infrastructure of the Company, which will be its wholly owned subsidiary, and the Company and M and B will each provide transition services, as needed, to each other.
  - Most existing liabilities of the Company, other than those maturing or being refinanced prior to the completion of the Transaction, will remain with InterContinental. It is currently expected that: (i) certain very limited third party liabilities are likely to be shared on a case by case basis with M and B where the liabilities arose, at least in part, from M and B businesses, where recourse for the liability would more appropriately remain with M and B or where the liabilities relate to neither M and B nor InterContinental, (ii) debt will be distributed between M and B and InterContinental to create what the Company believes is an efficient debt balance, and (iii) in relation to the

current defined benefit pension schemes, new replica schemes will be established for the InterContinental businesses. Members of the current Company schemes most closely associated with the InterContinental businesses are expected to transfer into the newly established schemes. Employees of the M and B businesses will stay in the current Company scheme, which will be sponsored by M and B. Those members of the schemes who have left the Company but still retain their pension rights do not obviously belong to either the M and B or the InterContinental schemes. As these persons are mostly U.K.-based, it is currently expected that they will stay in the M and B schemes.

II. The Transaction

The Company announced, on October 1, 2002, its intention to create the two new holding companies, InterContinental and M and B, and to demerge the hotel and retail businesses.

Because of certain U.K. tax and corporate law considerations discussed below, InterContinental and M and B will be created and the Transaction effected by a reverse demerger involving:

1. the insertion of M and B above the Company in a scheme of arrangement approved by the High Court of England under Section 425 of the Companies Act 1985 (the "Scheme of Arrangement") in which Company shareholders will exchange their interests in their Company Shares for M and B Shares and a capital repayment in cash currently expected to be approximately £700 million in aggregate;

2. the transfer of certain retail business subsidiaries by the Company to M and B; and .

3. a reduction of capital of M and B involving the transfer by M and B to InterContinental of the Company, which will then hold all the Company's current businesses, except those comprising the retailing (M and B) business, (the "Reduction of Capital"), in exchange for the pro rata distribution[4] of InterContinental Shares to the holders of M and B Shares (the "Distribution").

The Transaction has been structured and is regulated as a demerger under applicable U.K. corporate and tax laws. As a matter of UK tax law, the insertion of the

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[4] A share consolidation for M and B will be effected (by way of a reverse stock split) to reflect the return of cash to shareholders. This will not impact the pro rata issue of shares by M and B and InterContinental.

new holding company and issue of InterContinental Shares and M and B Shares to the Company's shareholders are expected to be tax-free, except to the extent any cash is received. The Company has been advised by its English solicitors that spinning off the Company to InterContinental, with InterContinental issuing shares to the Company's shareholders by way of a reduction of capital of M and B should not give rise to significant U.K. tax liabilities for any of the Company's shareholders, the Company, InterContinental or M and B. Under U.K. tax law, this type of reduction of capital qualifies as a scheme of reconstruction, and the Company has been advised that the Transaction should not be treated as a taxable disposal of the Company by M and B or the Company's shareholders for capital gains tax purposes. In addition, because the transaction is treated as a repayment of capital, the U.K. shareholders should not be subject to a U.K. income tax liability on the Transaction.

While a different method could be used by the Company to spin off the retail business or effect the Transaction, a combination of U.K. tax and corporate law issues necessitated that the Transaction be originally structured as a reverse demerger. In the original planning of the Transaction it was determined that the most advantageous structure to enable the post-Transaction debt level of the retail business to be at the desired level would be technically for the hotel business to be spun off. In addition, the Company assessed the potential overall tax liabilities that might be triggered as a result of spinning off either the retail or the hotel business. The Company concluded that a substantially larger potential tax charge could arise if the retail business were spun off. Because one of the objectives of the Transaction is to maximize value for the Company's shareholders as a whole, and there are no significant commercial barriers to effecting the "reverse" demerger of the hotels business, the decision was taken that the Transaction should be effected in the manner that is likely to lead to the minimum tax liabilities for the two businesses as a whole.

Upon consummation of the Transaction, the ordinary shareholders of InterContinental will be identical to shareholders of the Company immediately prior to the commencement of the Transaction (as described on page 7).[5] The InterContinental Shares to be issued will, immediately after the Transaction, be 100% owned directly and in the same proportion by the same shareholders who will own the M and B Shares following the Scheme of Arrangement. The Transaction will not, in and of itself, change the overall economic interests of the holders of Company Shares and Company ADSs

[5] For certain U.K. law reasons, the original subscriber shareholders of the InterContinental and M and B holding companies are each required to hold at least one ordinary share of M and B. This means that the ownership interest of InterContinental and M and B will be different by a few ordinary shares each (assuming two subscriber shareholders for each company) compared to the shareholders of the Company immediately prior to Step 1. Because the current number of shares for each of InterContinental and M and B is expected to be approximately 734 million, this will not be a material change to the pro rata distribution.

prior to the Transaction in the assets of the Company, although the form of ownership will change.

In connection with the Transaction, the Company will offer its shareholders the option to participate in a low cost dealing facility whereby a third party broker will sell, on behalf of electing shareholders owning less than a certain number of shares (such number still to be decided by the board of directors of the Company), the M and B Shares and the InterContinental Shares issued to them in the Transaction. Any M and B Shares sold in the facility would be in transactions consistent with the restrictions accepted by the Securities and Exchange Commission in other comparable situations.[6] All of these sales would be expected to occur outside the United States.

The Transaction, the listing of the InterContinental Shares and the M and B Shares on the Official List of the UKLA and the related disclosure documents are subject to extensive review by U.K. regulators. Pursuant to Sections 425 and 135 of the U.K. Companies Act 1985, each of the Scheme of Arrangement and the Reduction of Capital require shareholder approval (together, the "Shareholder Approvals") and approval by an English court in separate hearings.

Prior to seeking the Shareholder Approvals, information complying with the listing rules (the "Listing Rules") of the UKLA, the U.K. Companies Act 1985 and the U.K. Financial Services and Markets Act 2000 was required to be disseminated regarding the Transaction and each of the Company, M and B and InterContinental. This information was also filed with the UKLA so that M and B and InterContinental can be listed on the Official List of the UKLA and traded on the London Stock Exchange.

The Company's existing shareholders (including those resident in the United States) and ADR holders were sent:

- a shareholder circular for the Company (the "Shareholder Circular") containing information about the Transaction that is required by the UKLA and by the court or otherwise deemed necessary by the Company to enable its shareholders to make an informed decision as to whether or not to approve the Scheme of Arrangement, the Reduction of Capital, the Distribution and other matters related to the Transaction, including a pro forma net assets statement and profit and loss account for the Six Continents Group and showing adjustments for the discontinuation of the M and B businesses;

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6 *See e.g., Rigel Energy Corporation*, (available August 9, 1996); *Prudential Insurance Company of America* (available April 6, 2001), and *Anthem Insurance Companies, Inc.* (available October 25, 2001).

- a detailed disclosure document about M and B filed by M and B with the UKLA in respect of the listing of the M and B Shares on the Official List of the UKLA, containing historical stand alone financial information for M and B under U.K. GAAP with U.S. GAAP reconciliations (the "M and B Listing Particulars") which are consistent with the stand alone presentation of the M and B financial statements to be included in the M and B Form 20-F;

- a similar detailed disclosure document about InterContinental filed by InterContinental with the UKLA in respect of the listing of the InterContinental Shares on the Official List of the UKLA, containing InterContinental's financial information under U.K. GAAP with U.S. GAAP reconciliations (the "InterContinental Listing Particulars", and together with the M and B Listing Particulars, the "Listing Particulars"), and

- additional disclosure documents for InterContinental and M and B, as required by the UKLA, providing additional information subsequent to the mailing of the Listing Particulars (the "Supplemental Listing Particulars").

The Listing Particulars, the Shareholder Circular and the Supplemental Listing Particulars (together, the "Shareholder Materials") were subject to the review and approval of the UKLA before they were sent to the Company's shareholders. In addition to the Shareholder Materials, the Company filed its Annual Report on Form 20-F for the year ended September 30, 2002 on February 18, 2003. Because the Company announced the proposed Transaction prior to the preparation of the financial statements for the year ended September 30, 2002, the financial statements contained in Form 20-F for the Company show M and B as a discontinued operation for purposes of U.S. GAAP, and as of the fiscal year 2003, M and B will be shown as a discontinued operation for purposes of both U.K. GAAP and U.S. GAAP.

Although the Company is exempt from Section 14(a), 14(b), 14(c) and 14(f) of the Exchange Act pursuant to Rule 3a12-3(b), the Shareholder Materials contained information substantially similar to the information which would have been made available to shareholders in a proxy or information statement concerning the Distribution complying with Schedules 14A or 14C under the Exchange Act.

On March 12, 2003, the Company's shareholders approved the Scheme of Arrangement and the Transaction.

The Company's indicative schedule of the remaining steps of the proposed Transaction is as follows:

- March 31, 2003 – Conditional when-issued markets for the InterContinental and M and B ordinary shares and ADSs will be established, respectively, on the London Stock Exchange and NYSE.

- April 10, 2003 – Court hearing to sanction the Scheme of Arrangement.

- April 11, 2003 – All trading of Company Shares and ADSs will be suspended at 4:30 p.m. London time. The Scheme of Arrangement Order filed and registered and becomes effective, Company Shares and ADSs will cease trading, and the M and B Shares will be issued and distributed to Company shareholders in exchange for Company Shares.

- April 12-13, 2003 – Reorganization and Transaction agreements signed and share consolidation is effected.

- April 14, 2003 – Court hearing to sanction the Reduction of Capital.

- April 15, 2003 – Court order to sanction the Reduction of Capital is registered. InterContinental Shares will be issued to Company (now, technically M and B) shareholders in the form of InterContinental Shares or InterContinental ADSs. InterContinental Shares and M and B Shares will be listed simultaneously on the Official List of the UKLA and trading will commence on the London Stock Exchange.

Upon consummation of the Transaction, both InterContinental Shares and M and B Shares will be listed on the Official List of the UKLA and will be traded on the London Stock Exchange. InterContinental will remain listed on the NYSE, and M and B will separately list M and B ADSs on the NYSE.

InterContinental will furnish a Report on Form 6-K enclosing a press release regarding completion of the Transaction and will file an amendment to the Registration Statement on Form 20-F of Six Continents filed on December 13, 1989 (File No. 1-10409), to indicate the effectiveness of its succession as the Section 12g-3 successor registrant for purposes of the Exchange Act. InterContinental and M and B will each register its respective ADSs under the Securities Act of 1933, as amended (the "Securities Act") on Form F-6, and InterContinental will register the InterContinental Shares under the Exchange Act on Form 8-A. As noted above, M and B will file a Registration Statement on Form 20-F to register the M and B Shares and the M and B ADSs under the Exchange Act.

III. Legal Analysis

A. Securities Act Registration

Pursuant to Section 3(a)(10), the guidance set forth in Staff Legal Bulletin Nos. 3 ("Bulletin No. 3") and Staff Legal Bulletin No. 4 ("Bulletin No. 4"), and the position taken by the Division in a series of no-action letters, we are of the view that neither the distribution of the new M and B Shares nor the distribution of the new InterContinental Shares require registration under the Securities Act.

It is our view that the distribution of new M and B Shares pursuant to the Scheme of Arrangement is permitted without registration under the Securities Act pursuant to Section 3(a)(10) and the guidance thereon contained in Staff Legal Bulletin No. 3.[7] Further, it is our view that the proposed distribution of InterContinental Shares to shareholders (including ADR holders) of the Company will not involve an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act and, consequently, registration of such InterContinental Shares is not required under the Securities Act, in accordance with Bulletin No. 4.[8]

Finally, we do not believe that the Transaction involves a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the Transaction being deemed to involve an "offer to sell" or "sale" of securities within the meaning of Section 2(3) of the Securities Act by virtue of such Rule.[9] No new investment decision is required to be made by the existing holders of the Company Shares; no sale of assets to an independent third party in the sense intended in Rule 145

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[7] *See, e.g., Williams, Plc* (available January 4, 2001) ("*Williams*") and *British Aerospace Plc* (available October 18, 1999) ("*BA*").

[8] The Shareholders will receive, pro rata, InterContinental shares without payment of any consideration and, as required by Bulletin No. 4, they will receive adequate information provided to shareholders. *See, also.* In *Kingfisher plc* (available September 23, 2001) ("*Kingfisher*"), *Sears plc* (available June 19, 1998) ("*Sears*"), *British Gas plc* (available December 4, 1996) ("*British Gas*"), *National Grid Holding plc* (available November 28, 1995) ("*NGH*") and *English China Clays plc* (available September 1, 1994) ("*ECC*"). Further, there are valid business purposes for the Transaction.

[9] *See, e.g., British Gas, Hafslund Nycomed AS* (available April 19, 1996) ("*Hafslund Nycomed*") and *ECC.* This is also the case for any share consolidation affected by way of a reverse stock-split by M and B and/or InterContinental, as discussed above in footnote 4. *See e.g., Rule 145(a)(1); Hillsdown Holdings plc* (available September 29, 1998); *Hanson PLC* (available January 22, 1997) (Demergers involving an incidental share consolidation).

will take place; and no "value" under Section 2(3) of the Securities Act is being given by holders of the Company Shares for M and B Shares and InterContinental Shares.[10]

B. Exchange Act Registration – InterContinental – Section 12g-3 and Form F-3 Status

For the reasons set forth below, it is our view that InterContinental should be treated as the Section 12g-3 successor registrant for purposes of the Exchange Act. Consequently, InterContinental would: (i) furnish a Form 6-K with the Commission in connection with the succession, and (ii) succeed to the existing Exchange Act registration of the Company. In the Company's Annual Report on Form 20-F for the year ended September 30, 2002, its historical financial statements show M and B as a discontinued operation with InterContinental as the ongoing business under U.S. GAAP. Also, as a successor registrant to the Company, and due to the historical reporting practices of the Company, InterContinental should be entitled to include the prior activities and status of the Company and, therefore, should continue to qualify for use of Form F-3 for future registration of its securities.

In the Transaction, a literal application of the successor registrant rules and Bulletin No. 4 to the reverse demerger structure produces the result that: (i) the new holding company, M and B, would automatically succeed to the Company's existing Exchange Act registration pursuant to Rule 12g-3 of the Exchange Act and continue to be listed, and (ii) the spun-off entity, InterContinental, would be required to register under the Exchange Act to permit its listing on the NYSE. The Company believes that this result would be contrary to the commercial reality, accounting treatment and shareholders' expectations regarding the Transaction, which is substantially a demerger of the retail business, rather than the hotel business.

The Division has found, in analogous demerger cases, that despite the literal interpretation of Rule 12g-3 under the Exchange Act, the spun-off entity (in this case, InterContinental) to be (i) the successor registrant, with its shares (the InterContinental Shares) deemed registered under Section 12 of the Exchange Act, pursuant to Rule 12g-3, and (ii) eligible for the continued F-3 of its predecessor. *See e.g., Hafslund Nycomed and British Telecommunications Plc* (available October 11, 2001), ("*BT*").

1. Section 12g-3 Status.

In *BT*, the request for relief set out the commercial reality of the transaction – that BT Group, the spun-off entity, would be what the shareholders

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10 *See, e.g., British Gas.*

expected as the continuing business. In *Hafslund Nycomed*, the request noted that the technical form of the proposed transaction, necessitated by local law legal requirements, should not detract from the substance, with the successor to remain the main business, in that case, Nycomed, the technical spin-off entity. In both cases, the request letters to the Division represented that the spun-off entity would furnish a report on Form 6-K enclosing a press release regarding the completion of the Scheme of Arrangement and the Transaction and amend the Exchange Act registration of the predecessor company to reflect the spun-off entity as the successor issuer.

As in both *BT* and *Hafslund Nycomed*, in this case, the literal application of Rule 12g-3 of the Exchange Act would provide a result which would be contrary to the commercial reality, accounting treatment and shareholder expectations, as described below.

a. Commercial Reality.

In reality, the reverse demerger transaction structure, through which InterContinental is spun off, was based upon the U.K. corporate and tax legal requirements which must be complied with in order to effect the demerger of M and B from the remaining Company business in a way which creates the desired debt levels and minimizes worldwide tax liabilities resulting from the Transaction.

The Transaction itself will allow: (i) the separate management of the retail business of the Company (which will be M and B) to concentrate on its separate business segment and (ii) the management of the rest of the business of the Company (which will be InterContinental) to focus on its development. In order to effect this, the separate retail business, which has historically been reported in the financial statements as one distinct business segment within the Company, is to be separated and exist separately as M and B.[11]

After the Transaction, M and B will be comprised of the Company's retail pubs, restaurants and other retail businesses, none of which is located in the United States. As noted in Section I ("Background") above, the majority of the Company's existing business will continue in InterContinental, so that immediately following the Transaction: (i) the entity that is currently the public company, i.e. Six Continents PLC, will become a subsidiary of InterContinental, (ii) the companies which own and operate the hotel business will be held by InterContinental, (iii) Britvic (holding the soft drinks business, the third major business segment as reported in the 20-F) will be held under InterContinental, and (iv) the existing corporate infrastructure of the Company will

[11] In addition, as described above in Section I ("Background"), the small U.K.-based property development business will be part of the M and B businesses.

remain with InterContinental, with transition services being provided, as needed, to M and B.

b. Accounting Treatment.

As noted above, in the Company's Annual Report on Form 20-F for fiscal 2002 under U.K. GAAP, the financial statements are the historical financial statements of the Company, with Note 32 of the Notes to the Financial Statements showing M and B as a discontinued operation for the purposes of U.S. GAAP. In InterContinental's post-Transaction filings in respect of fiscal 2003, M and B will be shown as a discontinued operation under both U.K. GAAP and U.S. GAAP. Further, as described above, with certain exceptions, the historic liabilities will for the most part remain with InterContinental. Historically, as reported in the Annual Report on Form 20-F for the year ended September 30, 2001, InterContinental (including Britvic and other businesses) represented 61.4% of operating profit and 64.2% of the assets of the Company. The effect of September 11, 2001 on the hotel and leisure industry has, however, impacted, at least in the short-term, the relative contributions of InterContinental and M and B. The fiscal 2002 numbers reflect a shift, with InterContinental representing 53% of operating profit and 59% of turnover of the combined InterContinental and M and B results but still retaining 63% of total assets. Based on current estimates of respective enterprise values, the Company believes that InterContinental will represent a higher percentage of the value of the Company and, in light of the additional factors described herein, is the appropriate successor registrant entity.

c. Shareholder Expectations.

The Company believes that the capital markets generally view the Company as a hotel business and have long anticipated that the Company would eventually spin off, or sell, its retail business, and therefore, InterContinental will be perceived by the markets as the continuing business.

In recent years, as described in Section I ("Background") above, the Company has been visible in the U.S. market in terms of the large, high-profile acquisitions, capital expenditures and management changes in the hotels business sector, whereas the retail business segment has undergone a series of divestitures. The Company's original listing in the United States was in connection with its acquisition of Holiday Inn. Further, as noted above, the Company has been primarily covered in the market by hotel industry analysts; however, since the announcement of the Transaction, retail industry analysts have been increasing coverage of the Company.

Upon completion of the Transaction, M and B will consist of the Company's pubs and restaurants business which is conducted exclusively in the U.K. and Germany. The Company's financial advisors have advised that there is not likely to be substantial U.S. investor interest in M and B going forward, with significant flow back of M and B Shares expected into the U.K., even with a listing on the NYSE.

2. F-3 Eligibility.

In both *BT* and *Hafslund Nycomed*, the Division found that the spun-off entity successor registrant was entitled to rely on the prior activities and status of the predecessor company in determining whether the spun-off entity successor registrant met the eligibility requirements for use of Form F-3. In each case, the Division based its determination on the facts presented by the requesting party, but specifically noted the following factors in relation to the spun-off, successor registrant entity: (i) historically the parent's Annual Report included separate, detailed description of each of the businesses; (ii) historically the parent's financial statements included segment information on each of the businesses; and (iii) historically the parent's Annual Report included a discussion of the operating revenues and expenses by segment.

InterContinental satisfies each of the applicable conditions as set forth below:

(i) Item 4 of the Company's Annual Reports on Form 20-F for the years ended September 30, 2002, 2001 and 2000 included detailed, separate descriptions of the InterContinental, M and B and Britvic businesses and the Company has reported separate descriptions since it became a U.S. reporting company in 1989;

(ii) The notes to the financial statements in the Company's Annual Reports on Form 20-F for the years ended September 30, 2002, 2001 and 2000 contain a segment analysis of turnover, profit and assets, and such separate segment analysis in the financial statements has also existed since 1989; and

(iii) Item 5 of the Company's Annual Reports on Form 20-F for the years ended September 30, 2002, 2001 and 2000 presented results (turnover, operating profit and cash flow and investments) according to each of the business segments.

Further, the Company has prepared unaudited pro forma consolidated financial information primarily to show the effects of the separation on the profit and loss account and balance sheet of the Company. This financial information was included in the Shareholder Circular provided to shareholders and ADR holders. If InterContinental should register its securities on Form F-3 prior to the filing of its Annual Report on Form 20-F for fiscal 2003, InterContinental would include in such Form F-3 (or incorporate therein by reference) such pro forma financial information or such other additional financial information as it may prepare showing InterContinental on a stand-alone basis.

IV. Conclusion

On behalf of the Company, we respectfully request a letter from the Division confirming its agreement with our views with regard to the status of InterContinental as the Company's successor registrant set forth herein and, in particular, that it will recommend no enforcement action be taken by the Commission if the Transaction is effected as described herein with InterContinental to be treated as the successor registrant, including with respect to F-3 filing status.

In accordance with Securities Act Release No. 6269, seven additional copies of this letter are enclosed.

If you have any questions or desire any additional information with respect to this matter, please call (collect) the undersigned or, in my absence, John O'Connor in London at 011-44-207-959-8900.

Very truly yours,

Richard C. Morrissey /AK

Richard C. Morrissey

cc: Paul M. Dudek
Elliot B. Staffin
Keir D. Gumbs
(Securities and Exchange Commission)

Mike Thompson
Chris Vaughan
(Six Continents PLC)